April 30, 2013

Via EDGAR (correspondence)

Mr. Lyn Shenk, Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 “F” Street N.E.
Washington, DC 20549-3561

RE:    YUM! Brands, Inc.
Form 10-K for Fiscal Year Ended December 29, 2012
Filed February 20, 2013
File No. 001-13163

Dear Sirs:

YUM! Brands, Inc. (the “Company”) has received your letter dated April 17, 2013, which contained comments based on your review of the above-referenced Form 10-K. We respectfully submit our responses to your comments. For your convenience, we have repeated your comments in their entirety followed by our responses.

Form 10-K for Fiscal Year Ended December 29, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

China Results of Operations, page 26

1.
We note that KFC China sales, as well as sales of your China Division, have been significantly impacted by what you disclose as intense media attention surrounding an investigation by the Shanghai FDA into poultry supply management at your China Division. As such, you have quantified the estimated percentage by which same-store sales of the China Division have declined for each period impacted. However, per the disclosure on page 21 of your filing, same-store sales growth is defined as the estimated growth in sales of all restaurants that have been open and in the YUM system for one year or more. In this regard, we note that the dollar amount of revenues generated from the China Division's same-store sales and/or the absolute change in the dollar amount of those revenues cannot be easily determined from your current disclosure, due to the significant amount of restaurant unit activity - particularly, new builds - at the division. Given the significant impact that this event appears to have had on sales of the China Division beginning as of the last two weeks of fiscal year 2012, we believe that you should revise your disclosure to disclose the dollar amount of the absolute variance in the same-store

Yum! Brands, Inc.
April 30, 2013

sales of the China Division. We believe that disclosure of the dollar amount of the absolute variance in same-store sales would be significantly more informative with regard to the magnitude of the impact of the aforementioned investigation on the segment's current period sales, as well as the impact on sales during the future periods of your recovery from this situation. Similarly, we believe that you should consider disclosing the offsetting impact of any reduction to costs of sales and the impact on restaurant profit that has resulted from your reduced same-store sales, if such information would be deemed meaningful to investors understanding of segment results. Please include your revised disclosure as part of the “company-operated store results” section of MD&A - that is, in addition to any discussion included as part of the “significant known events, trends or uncertainties…” section of MD&A.

Response:

Within our “Company Operated Store Results” section of MD&A we provide a comparison of current and prior period Company sales and Restaurant profit. In such comparison, we provide details of the key drivers of the quarter-over-quarter and/or year-over-year changes. We categorize the key drivers as either Store Portfolio Actions, FX (i.e. the impact of foreign currency fluctuations) or Other. Store Portfolio Actions represent the net impact of new unit openings, acquisitions, refranchisings and store closures.

Within the Other column the impact on Company sales is typically only due to the impact of same-store sales (with minor inclusions from time-to-time for such things as the addition of an extra day due to a leap year). Thus, we believe we are already providing the information that you are requesting regarding the absolute dollar impact of same-store sales variances. Going forward, we will provide the following explanation within our “Company Operated Store Results” section of MD&A to clarify that the impact of same-store sales is included within the Other column.

“The impact on Company sales within the Other column primarily represents the impact of same-store sales. The impact on Cost of sales, Cost of Labor and Occupancy and other within the Other column represents the impact of same-store sales, as well as the impact of changes in costs such as inflation or deflation. The impact on costs from same-store sales varies to the extent the same-store sales change is due to a change in pricing, the number of transactions or sales mix.”

Notes to Consolidated Financial Statements

Note 19 - Contingencies

Legal Proceedings, page 94

2.
For several of the proceedings disclosed you state “…in view of the inherent uncertainties of litigation, the outcome of this case cannot be predicted at this time. Likewise, the amount of any potential loss cannot be reasonably estimated.” To comply with the disclosure requirement of ASC 450-20-50-4.b, it appears that your determination of the amount of the reasonably possible loss or range of loss to disclose for these proceedings should be based on your determination of all of the potential outcomes that are reasonably

Yum! Brands, Inc.
April 30, 2013

possible, rather than on a prediction of the outcome. For another proceeding disclosed, you state that in view of the inherent uncertainties of litigation, there can be no assurance that the lawsuit will not result in losses in excess of those currently provided. However, your disclosure did not address the amount of reasonably possible loss or range of loss in excess of what has been accrued or, if true, that such estimate is not material or that one cannot be made, pursuant to ASC 450-20-50-4.b. Please advise and revise your disclosure as appropriate. Portions of your response to comment 2 of your letter to us dated September 11, 2012 may be useful in any revised disclosure you consider. Additionally, if your determination for two or more matters is that the estimate of the amount of the reasonably possible loss or range of loss for each matter is not material, please tell us and disclose whether or not all such matters taken together are material.

Response:

With respect to the Legal Proceedings disclosure, going forward the Company will clarify that the determination of the reasonably possible loss or range of loss is not based on a prediction of the outcome of the underlying matter. In addition, with respect to the specific matter addressed in your comment, the Company will disclose the amount of reasonably possible loss or range of loss in excess of what has been accrued for or, if true, that such estimate is not material or that one cannot be made. Finally, please be advised that the Company did not make a determination, with respect to any of the identified matters, that the amount of the reasonably possible loss or range of loss for such matter was not material. Going forward, if it is determined for two or more matters that the estimate of the amount of the reasonably possible loss or range of loss for each matter is not material, we will tell you whether or not all such matters taken together are material.

In connection with this response, the Company acknowledges that:

·	We are responsible for the adequacy and accuracy of the disclosure in our filings;

·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ David E. Russell

David E. Russell
Vice President, Finance and Corporate Controller